Sub-Item 77C: Submission of matters to a vote of security holders

On April 14, 2009, the sole shareholder of the Driehaus Mid
Cap Growth Fund of Driehaus Mutual Funds (the "Trust") adopted, in lieu of a meeting of shareholders, the following resolution:

RESOLVED, that the Investment Advisory Agreement between the Trust and Driehaus Capital Management LLC, as amended by the Letter Agreement dated April 24, 2009 with respect to the Fund, in the form attached hereto, is hereby approved.


On April 14, 2009, the sole shareholder of the Driehaus
Large Cap Growth Fund of the Trust adopted, in lieu of a meeting of shareholders, the following resolution:

RESOLVED, that the Investment Advisory Agreement between the Trust and Driehaus Capital Management LLC, as amended by the Letter Agreement dated April 24, 2009 with respect to the Fund, in the form attached hereto, is hereby approved.